                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                SCHEDULE 14D-1

                              (FINAL AMENDMENT)

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
               14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D

                      STATEMENT OF BENEFICIAL OWNERSHIP
                         PURSUANT TO SECTION 13(D) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                                 ------------


                              Control Devices, Inc.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

            First Technology Acquisition Corp.; First Technology PLC
--------------------------------------------------------------------------------
                                    (Bidders)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21238C103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                          Dr. Frederick J. Westlake
                                   Chairman
                             First Technology PLC
                      2 Cheapside Court, Buckhurst Road
                           Ascot, Berkshire  SL5 7RF
                                United Kingdom

                                 44-1344-622-322
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copy to:

                            Jere R. Thomson, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York 10022
                                (212) 326-3939


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CUSIP NO. 21238C103                                       14D-1/A AND 13D
--------------------------------------------------------------------------------
   1     NAME  OF REPORTING  PERSONS
         S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

         First Technology PLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*            (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO, BK (See Item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
           PURSUANT  TO ITEM  2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP  OR PLACE  OF ORGANIZATION

         England
--------------------------------------------------------------------------------
                      7    SOLE VOTING  POWER

                           None
                      ----------------------------------------------------------
    NUMBER OF         8    SHARED VOTING  POWER
      SHARES
   BENEFICIALLY            8,185,422
     OWNED BY         ----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE  POWER
    REPORTING
   PERSON WITH             None
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE  POWER

                           8,185,422
--------------------------------------------------------------------------------
   11    AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

         8,185,422 Shares
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES
         CERTAIN  SHARES*                                                    / /

--------------------------------------------------------------------------------
   13    PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

         98.3%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 21238C103                                       14D-1/A AND 13D
--------------------------------------------------------------------------------
   1     NAME  OF REPORTING  PERSONS
         S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

         First Technology Acquisition Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*            (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO, BK (See Item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
           PURSUANT  TO ITEM  2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP  OR PLACE  OF ORGANIZATION

         Indiana
--------------------------------------------------------------------------------
                      7    SOLE VOTING  POWER

                           None
                      ----------------------------------------------------------
    NUMBER OF         8    SHARED VOTING  POWER
      SHARES
   BENEFICIALLY            8,185,422
     OWNED BY         ----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE  POWER
    REPORTING
   PERSON WITH             None
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE  POWER

                           8,185,422
--------------------------------------------------------------------------------
   11    AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

         8,185,422 Shares
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES
         CERTAIN  SHARES*                                                    / /

--------------------------------------------------------------------------------
   13    PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

         98.3%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 is to the Tender Offer Statement on Schedule 14D-1, originally filed on February 26, 1999, as thereafter amended (as amended, the "Statement"), that relates to the offer by First Technology Acquisition Corp.("Purchaser"), an indirect, wholly owned subsidiary of First Technology PLC ("Parent"), to purchase all outstanding common shares (the "Shares") of Control Devices, Inc. (the "Company"). Capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer To Purchase.

      The Statement is hereby amended and/or supplemented as provided below:

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Items 6(a) and (b) are hereby amended and supplemented by adding the following to the end thereof:

      At 12:00 midnight, Eastern Time, on Thursday, March 25, 1999, the Offer expired. Based on information provided by the Depositary, Purchaser purchased approximately 8,185,422 Shares were tendered, of which 8,947 Shares were tendered pursuant to notices of guaranteed delivery. The acceptance of such tendered Shares resulted in the Purchaser beneficially owning approximately 98.3% of the outstanding Shares.

      The Merger will be effected as promptly as practicable. In the Merger (subject to certain exceptions), each Share not purchased pursuant to the Offer will be converted into the right to receive the Per Share Amount paid in the Offer.

ITEM 10.    ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by adding the following to the end thereof:

      On March 26, 1999, Parent issued press releases in the United States and England, copies of which are included as exhibits (a)(10) and (a)(11) hereto and incorporated herein by reference, which announced that Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following exhibit:

      (a)(10)  Press Release issued in United States by Parent on March 26, 1999

      (a)(11)  Press Release issued in England by Parent on March 26, 1999

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1999        FIRST TECHNOLOGY ACQUISITION CORP.

                              By: /s/  Frederick J. Westlake
                                  -------------------------------------
                                  Name: Frederick J. Westlake
                                  Title: President



                              FIRST TECHNOLOGY PLC

                              By: /s/  Frederick J. Westlake
                                  -------------------------------------
                                  Name: Frederick J. Westlake
                                  Title: Chairman


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                                 EXHIBIT INDEX

EXHIBIT
   NO.                           DESCRIPTION
--------                         -----------

(a)(10)    Press release issued in the United States by Parent on March 26, 1999

(a)(11)    Press release issued in England by Parent on March 26, 1999